LLC-1	Articles of Orga[illegible]ization of a Limited Liability Company (LLC)

To form a limited liability company in California, you can fill out this form, and submit for filing along with:

- A **$70** filing fee.
- A separate, non-refundable **$15** service fee also must be included, if you drop off the completed form or document.

Important! LLCs in California may have to pay a minimum $800 yearly tax to the California Franchise Tax Board. For more information, go to https://www.ftb.ca.gov.

LLCs may not provide "professional services," as defined by California Corporations Code sections 13401(a) and 13401.3.

Note: *Before submitting the completed form*, you should consult with a private attorney for advice about your specific business needs.

201321110260

FILED DW Am
Secretary of State
State of California
JUL 29 2013

1PC

This Space For Office Use Only

For questions about this form, go to *www.sos.ca.gov/business/be/filing-tips.htm.*

LLC Name

① Absinthia's Bottled Spirits, LLC.

Proposed LLC Name

The name **must** end with: "LLC," "L.L.C.," "Limited Liability Company," "Limited Liability Co.," "Ltd. Liability Co." or "Ltd. Liability Company;" and **may not** include: "bank," "trust," "trustee," "incorporated," "inc.," "corporation," or "corp.," "insurer," or "insurance company." For general entity name requirements and restrictions, go to www.sos.ca.gov/business/be/name-availability.htm.

Purpose

② The purpose of the limited liability company is to engage in any lawful act or activity for which a limited liability company may be organized under the Beverly-Killea Limited Liability Company Act.

LLC Addresses

③ a. 4200 Park Boulevard, # 513 — Oakland — CA — 94602

Initial Street Address of LLC — *City (no abbreviations)* — *State* — *Zip*

b.

Initial Mailing Address of LLC, if different from 3a — *City (no abbreviations)* — *State* — *Zip*

Service of Process (List a California resident or an active 1505 corporation in California that agrees to be your initial agent to accept service of process in case your LLC is sued. You may list any adult who lives in California. You may **not** list an LLC as the agent. **Do not** list an address if the agent is a 1505 corporation.)

④ a. Jennifer V. Baum

Agent's Name

b. 4200 Park Boulevard, # 513 — Oakland — CA — 94602

*Agent's Street Address (if agent is **not** a corporation)* — *City (no abbreviations)* — *State* — *Zip*

Management (Check only one.)

⑤ The LLC will be managed by:

☑ One Manager ☐ More Than One Manager ☐ All Limited Liability Company Member(s)

This form must be signed by each organizer. If you need more space, attach extra pages that are 1-sided and on standard letter-sized paper (8 1/2" x 11"). All attachments are made part of these articles of organization.

▶ JV Baum — Jennifer V. Baum

Organizer - Sign here — *Print your name here*

Make check/money order payable to: **Secretary of State**

Upon filing, we will return one (1) uncertified copy of your filed document for free, and will certify the copy upon request and payment of a $5 certification fee.

By Mail
Secretary of State
Business Entities, P.O. Box 944228
Sacramento, CA 94244-2280

Drop-Off
Secretary of State
1500 11th Street., 3rd Floor
Sacramento, CA 95814